Exhibit 99.124

Enthusiast Gaming Signs Premium Content Partnership with
ESPAT TV

Partnership to produce premium gaming and esports content leveraging Enthusiast
Gaming’s content distribution capabilities, especially in streaming and social video, across integrated platform of digital assets

TORONTO, April 7, 2021 - Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX:EGLX) (OTCQB: ENGMF) (FSE:2AV), the largest gaming media platform in North America, reaching over 300 million monthly video game and esports fans worldwide, is pleased to announce it has signed an integrated and strategic partnership deal with ESPAT TV. ESPAT TV will leverage Enthusiast Gaming’s reach into the GenZ and Millennial demographics, utilizing the Company’s integrated platform of fan communities to engage with a wider audience.

Globally networked and inspired by gaming culture, design, creativity and storytelling, ESPAT TV’s Creative Collective, which consists of Ridley Scott Creative Group, Petrol, PRG, and Movers & Shakers, has produced work across the globe partnering with publishers, brands, live events, and advertising agencies alike.

“ESPAT TV is a strong producer of gaming and entertainment content across multiple distribution channels, and we are thrilled to enter into such a like-minded partnership that brings new storytelling possibilities to our platform of fan communities,” commented Adrian Montgomery, CEO of Enthusiast Gaming. "With the unique advantage provided by this Creative Collective, we aim to further the production of premium gaming content across social-video and entertainment platforms."

“Partnering with Enthusiast Gaming is an amazing opportunity, and we are excited to produce cutting edge content. We share the same creative vision and always put the gaming community first. This partnership is about growth, aligning with the largest gaming community in North America. ESPAT TV team continues to exceed my expectations with their ability to develop stories and relationships. Our goal is to make the ESPAT TV name synonymous with first-class storytelling, entertainment, and narratives,” said Dante Simpson, CEO of ESPAT TV.

"We're thrilled to come together with Enthusiast Gaming to evolve the space and push the boundaries of what's possible when it comes to world-class content across all streaming and social platforms," said RSA Films Director, Christian Lamb on behalf of ESPAT TV.

About Enthusiast Gaming

Enthusiast Gaming is building the world’s largest media platform of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s

esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast Gaming’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate approximately 1 billion page views monthly. Enthusiast Gaming’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast Gaming’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

About ESPAT TV

ESPAT TV is a full-service collaborative production house co-founded by Dante Simpson, Ed Brooks and Mario Prosperino, working with innovative partners and building loyal connections with Gaming publishers, tournament organizers, teams, brands and influencers to move the creative needle. ESPAT TV both creates memorable content and represents selected content for distribution. Focused on big ideas and platforms that create differentiation for gaming content, ESPAT TV’s sweet spot lies at the intersection of tactics that create consumer engagement and connectivity, though premium content. Comprising 5 premiere partners focusing on the following pillars: Creative Storytellers, Content, Innovation, Cultural Insights and Full-scale Production (Scripted, Non-Scripted, Live, Animation). ESPAT TV’s nimble operations are empowered to create and implement highly integrated content, campaigns, or serve as a consultant for precision execution.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming

investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications

carmela@providentcomms.com

647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include but are not limited to statements relating to planned partnership activities of Enthusiast Gaming.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success of the esports and gaming media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive and other risks set out in Enthusiast Gaming’s public disclosure record filed under the Company’s profile on www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.